UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDEMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Family Dollar Stores, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

3070017

(CUSIP Number)

Howard R. Levine

P.O. Box 1017

Charlotte, North Carolina, 28201

(704) 847-6961

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3070019	SCHEDULE 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Howard R. Levine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,877,682 (1)(2)(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,877,682 (1)(2)(3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,877,682 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.78%(4)
14	TYPE OF REPORTING PERSON IN

(1)	The filing of this Schedule 13D shall not be construed as an admission by Howard R. Levine (“Mr. Levine”) that he is the beneficial owner of any of the securities covered hereby for any purposes other than Section 13(d) of the Act.
(2)	Mr. Levine exercises voting and dispositive power over the 4,886,420 shares of common stock of Family Dollar Stores, Inc. held by the two trusts described in Item 6 of this Schedule 13D.
(3)	This number does not include 1,025 shares owned by Mr. Levine’s wife. Mr. Levine disclaims beneficial ownership of the shares owned by his wife.
(4)	Based on the 114,067,847 shares of common stock outstanding as of October 15, 2014, as reported on Amendment No. 2 to the Registration Statement on Form S-4 filed by Dollar Tree (SEC File No. 333-198015) on October 17, 2014.

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Howard R. Levine (“Mr. Levine”) on February 29, 2010 and amended by Amendment No. 1, filed on April 11, 2011, and Amendment No. 2, filed on July 28, 2014 (as amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share, of Family Dollar Stores, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 10401 Monroe Road, Charlotte, North Caroline, 28201. Except as specifically amended and supplemented by this Amendment No. 3, all other provisions of the Schedule 13D remain in full force and effect. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

(a), (b) As of October 23, 2014 Mr. Levine beneficially owns 8,877,682 shares, representing 7.78% of the outstanding common stock of the Company. These shares include 4,886,420 shares that are held by two trusts over which Mr. Levine exercises sole voting and dispositive power as described in Item 6 and 118,902 shares that Mr. Levine may acquire beneficial ownership of within 60 days of this report by exercising stock options that were granted to him pursuant to the Company’s 2006 Incentive Plan (as defined in Item 6 below). Mr. Levine has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of, all of these shares.

(c) On October 23, 2014, Mr. Levine acquired 103,650 newly issued shares of common stock of the Company pursuant to the exercise of stock options previously granted to Mr. Levine pursuant to Family Dollar Stores, Inc.’s 2006 Incentive Plan. All of these newly acquired shares will be covered by the undertakings made by Mr. Levine on July 27, 2014 in the Voting Agreement. Ancillary to this acquisition of 103,650 newly issued shares of common stock of the Company and consistent with the terms of the Voting Agreement, Mr. Levine made a sale of 76,733 shares of common stock of the Company, in the open market at an average price per share of $77.42, to cover the payment of the exercise price and the satisfaction of tax withholding obligations arising from the exercise of these stock options.

On October 23, 2014, Mr. Levine made a charitable donation of 600,000 shares of common stock of the Company (the “Donated Shares”) to the Foundation For The Carolinas for the benefit of the Howard Levine Foundation Fund II (the “Transferee”), as permitted by the terms of the Voting Agreement. Pursuant to the requirements of the Voting Agreement, the Transferee has agreed in writing to be bound by the applicable terms of the Voting Agreement, and the Transferee has sole voting power and sole power of disposition with respect to the Donated Shares.

(d) No other person has the right to receive or the power to direct the receipt of the dividends from, or proceeds from the sale of, such securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is amended and supplemented to add the following paragraph after the last paragraph in Item 6:

On October 23, 2014, Mr. Levine made a charitable donation of the Donated Shares to the Transferee for philanthropic purposes, as permitted by the terms of the Voting Agreement. Pursuant to the requirements of the Voting Agreement, the Transferee has agreed in writing to be bound by the applicable terms of the Voting Agreement, and the Transferee has sole voting power and sole power of disposition with respect to the Donated Shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2014

/s/ Howard R. Levine
Howard R. Levine